Exhibit (d)(24)(iii)

J.P. MORGAN INVESTMENT MANAGEMENT INC.

SUBADVISORY AGREEMENT AMENDMENT

This SUBADVISORY AGREEMENT AMENDMENT, dated as of May 18, 2017 and effective as of the first business day of the month in which the Department of Labor’s “Fiduciary Rule” becomes applicable is by and between Brighthouse Investment Advisers, LLC, a Delaware limited liability company (the “Adviser”), and J.P. MORGAN INVESTMENT MANAGEMENT INC., a Delaware corporation (the “Subadviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and Brighthouse Funds Trust I, a Delaware trust (the “Trust”), have entered into an Investment Advisory Agreement dated as of December 8, 2000, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management services to the Trust, and pursuant to it which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Adviser and the Subadviser are parties to Subadvisory Agreements dated as of April 16, 2012, January 7, 2013 and April 29, 2013, as amended from time to time (the “Subadvisory Agreements”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolios”) of the Trust, as listed on Schedule A hereto;

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Subadvisory Agreements.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	The following provision is added to Section 3 of each Subadvisory Agreement:

The Sub-Adviser agrees, in addition to any other waiver of subadvisory fees that may be in place with respect to a Portfolio, to waive a portion of the subadvisory fee otherwise payable to it with respect to each Portfolio in an amount equal to the amount of the subadvisory fee attributable to the value of the shares of such Portfolio that are beneficially owned by retirement plans and IRAs (“Plans”) as part of variable insurance contracts that were sold to the Plans by an entity that has been identified in writing to Adviser by Sub-Adviser as an affiliate of the Sub-Adviser (“Plan Owned Fund Shares”). The waiver will be calculated by Adviser, based on the average net asset value of the Plan Owned Fund Shares during the previous calendar month as calculated by Adviser and information relating to variable annuity contracts sold to Plans by such an affiliate of the Sub-adviser. The Adviser will send a statement of its calculation of the waiver to the Sub-Adviser at the time of its payment of the subadvisory fee to the Sub-Adviser. In the event that Adviser should determine that the waiver with respect to any period was calculated incorrectly or based on erroneous information, Adviser will notify Sub-Adviser, provide Sub-Adviser with an amended statement of calculation of the waiver and adjust future payments to the Sub-Adviser to the extent necessary to correct the waiver with respect to such prior period. Sub-Adviser agrees that under no circumstances shall the Adviser, the Trust or any of their affiliated persons (within the meaning of Section 2(a)(3) of the 1940 Act) have any liability for, and except as may otherwise be provided by the 1940 Act or any other applicable law, Sub-Adviser agrees to indemnify each of the Adviser, the Trust and each of their affiliated persons from and hold them harmless against any and all losses, claims, damages, liabilities, costs of complying with inquiries from or defending against any enforcement action by any regulator, or litigation (including reasonable legal and other expenses) to which any of them may become subject arising out of or based on, any errors in the identification of Plan Owned Fund Shares or the calculation of the waiver. The foregoing waiver shall be terminable by the Sub-Adviser at any time upon not less than [60] days’ written notice to the Adviser, or upon such shorter notice as may be mutually agreed upon. The Sub-adviser agrees to reimburse the Trust for all reasonable costs associated with preparing, printing and mailing any supplements to the prospectuses or Statement of Additional Information to existing shareholders of the Portfolios in connection with the establishment of, any changes to or termination of the foregoing waiver.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreements shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreements.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

BRIGHTHOUSE INVESTMENT ADVISERS, LLC

By:	/s/ Kristi Slavin

Name: Kristi Slavin
Title: President

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Robert Kravantka

Name: Robert Kravantka
Title: Vice President

Schedule A

JPMorgan Global Active Allocation Portfolio

JPMorgan Core Bond Portfolio

JPMorgan Small Cap Value Portfolio